Christopher J. Holding

Executive Vice President, Chief Financial Officer

April 24, 2015

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief
Tracey Houser, Staff Accountant
John Cash

	Re:	TimkenSteel Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 8-K Filed January 30, 2015
File No. 1-36313

Ladies and Gentlemen:

TimkenSteel Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 6, 2015 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on March 2, 2015 (the “2014 Form 10-K”) and Form 8-K filed on January 30, 2015.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 22

1. Please expand the tables you include to assist investors to better understand your operating results at the consolidated and segment levels to include capacity utilization rates for each period presented.

TimkenSteel Corporation

1835 Dueber Avenue S.W. (GNE-15), Canton, OH 44706

T 330.471.3921 F 330.471.4041

chris.holding@timkensteel.com

Response: Due to the integrated nature of the Company’s production facilities, capacity utilization by segment cannot be calculated reliably and is not used by management. In future filings, to the extent material, the Company will expand the tables disclosing its results of operations at the consolidated level to include capacity utilization rates for each period presented.

2. When you identify multiple factors contributing to the changes in the line items comprising income from continuing operations, please quantify each factor in accordance with the guidance in Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for each period presented and at the consolidated and segment levels.

Response: In future filings, when the Company identifies multiple factors contributing to the changes in the line items comprising income from continuing operations, it will quantify each factor for each period presented at the consolidated and segment levels, to the extent material.

3. Please provide investors with an analysis of the underlying causes for the material factors impacting the line items comprising income from continuing operations in accordance with the guidance in Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification. One example is your analysis of gross profit, in which you note gross profit was positively impacted by higher sales volume, favorable mix, and lower manufacturing expense, but negatively impacted by unfavorable raw material spread, increased LIFO expense, negative weather-related costs, and certain one-time expenses. Your discussion does not provide investors with sufficient insight of the reason for these changes. For example, the changes in volume expanded analysis may include a discussion of an expansion project, a restructuring project, a change in capacity utilization (including a lower planned production), a change in market share, pre-buying by customers, a change in customer direction, etc. For the favorable mix, please explain the nature of the change in mix and why the change in mix has impacted your operating results. This may result in a discussion and analysis of your underlying markets and/or product offerings. The changes in pricing may include a discussion of newly implemented pricing increases or decreases; a change in product mix; a change in raw material costs that are passed through to your customers; etc.

Response: In future filings, to the extent material, the Company will provide investors with an analysis of the underlying causes for the material factors impacting the line items comprising income from continuing operations, including the impacts from mix.

4. We note that the pension and postretirement liability adjustment within other comprehensive income (loss) materially impacted comprehensive income for fiscal year 2014. Please include a discussion and analysis of how the changes in the material assumptions impacting pension expense (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustment recognized.

Response: The pre-tax 2014 pension and postretirement liability adjustment of $109.3 million disclosed in “Note 7 – Accumulated Other Comprehensive Loss” in the Notes to the Company’s Consolidated Financial Statements contained in the 2014 Form 10-K was primarily due to net actuarial losses related to a $75 million increase in the projected benefit obligation as a result of the adoption of a new mortality table as of December 31, 2014 and a $68 million increase in the projected benefit obligation as a result of 440 basis point decrease in the pension discount rate and a 280 basis point decrease in the postretirement discount rates, partially offset by $35 million higher 2014 actual returns on plan assets compared to the expected return. In future annual reports on Form 10-K, to the extent material, the Company will include a similar disclosure under “Critical Accounting Policies and Estimates—Benefit Plans” in its MD&A.

Liquidity and Capital Resources, page 27

5. Please disclose the amount of anticipated capital expenditures for the next 12 months. In this regard, we note that your growth strategy is focused on capital investments. Please refer to Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance.

Response: In future annual reports on Form 10-K, the Company will disclose the amount of anticipated capital expenditures for the current fiscal year.

6. We note your statement that you may need to limit your borrowings on the revolving commitment to remain in compliance with your debt covenants. Please disclose the amount available under the revolving commitments without violating covenants. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Response: The Company currently is able to borrow the full amount available under its credit facility and still remain in compliance with its debt covenants. In future filings, the Company will disclose any material limitation on its ability to borrow under its credit facility.

Contractual Obligations, page 29

7. Please expand your presentation to disclose either in the table or in the notes to the table the amount of retirement benefits payments you expect to make during fiscal year 2015. To the extent that the fiscal year 2015 payment is expected to be materially different than the $20.7 million payment you made during fiscal year 2014, please provide investors with an understanding of the material factors contributing to the change.

Response: The Company currently discloses its expected 2015 retirement benefit payments of $94.5 million in the Contractual Obligations table under the heading “Less than 1 Year” in its MD&A in the 2014 Form 10-K, which represents retirement benefit payments for both funded and unfunded benefit plans. Retirement benefit payments of $20.7 million presented in the consolidated statement of cash flows represents benefit payments related to unfunded plans only. Total retirement benefit payments for the year ended December 31, 2014 were $55.7 million and were disclosed in the Change in Benefit Obligations table in “Note 8 – Retirement and Postretirement Benefit Plans” in the Notes to the Company’s

Consolidated Financial Statements in the 2014 Form 10-K. Lower 2014 retirement benefit payments as compared to the estimated 2015 payments are due to a partial year of 2014 benefit payments made by the Company as the pension and postretirement plans were transferred to the Company in conjunction with its spinoff from The Timken Company effective June 30, 2014. In future filings, to the extent material, the Company will provide investors an explanation of factors that contribute to the changes in retirement benefit payments.

Consolidated Balance Sheets, page 38

8. Please disclose the number of shares of common stock outstanding for each period presented. Please refer to ASC 505-10-50-1 and 505-10-50-2 and Article 5-02.29 of Regulation S-X for guidance.

Response: In future filings, the Company will disclose the number of shares of common stock outstanding for each period presented in its consolidated balance sheets.

Form 8-K Filed January 30, 2015

9. We note your presentation of EBIT and Adjusted EBIT in your news release. We further note your statement that both of these non-GAAP measures are useful to investors, as the two measures are “representative of the company’s performance and cash generation.” As such, it appears that the two measures are presented as performance and liquidity measures. In accordance with Item 10(e)(1)(i)(a) of Regulation S-K, please present the three categories of the cash flow statement with equal or greater prominence to the two non-GAAP measures. In accordance with Item 10(e)(1)(i)(b) of Regulation S-K, please reconcile the two non-GAAP measures from operating cash flows in addition to the reconciliation from net income. Please refer to Instruction 2 to Item 2.02 of Form 8-K for guidance.

Response: The Company views EBIT and Adjusted EBIT as performance measures, not measures of liquidity. In future disclosures, the Company will not refer to “cash generation” or other liquidity terms when providing its rationale for presenting EBIT and Adjusted EBIT.

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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (330) 471-3921.

Very truly yours,

/s/ Christopher J. Holding.

Christopher J. Holding
Chief Financial Officer